SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549


                              FORM 6-K


                      REPORT OF FOREIGN ISSUER


                Pursuant to Rule 13a-16 or 15d-16 of
                 the Securities Exchange Act of 1934


                    Date of Report: June 8, 2000



                              BIORA AB

                       SE-205 12 Malmo, Sweden

                   Telephone: (011) 46-40-32-13-33




            Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               |X|   Form 20-F            |_|   Form 40-F


            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  |_|   Yes               |X|   No


            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

            Not applicable.

            This Form 6-K consists of a press release issued by Biora AB on June 8, 2000 regarding the hiring of a new executive at their German division.




No 7/00, June 8, 2000                     FOR IMMEDIATE RELEASE
                                              Home page:www.biora.com

BIORA APPOINTS NEW GENERAL MANAGER IN GERMANY

Malmo, June 8, Biora AB (NASDAQ:BIORY, SSE BIOR) announced that Mr. Wolfgang Muller has joined Biora GmbH, Biora's German subsidiary as General Manager of both the Germany and Austrian markets.

"We are delighted to welcome Wolfgang Muller back to Biora and we look forward to a rewarding collaboration with him. The most important goal for Wolfgang is to improve a good sales potential and growth in the German market," says Tomas Hammargren, President and CEO of Biora.

Wolfgang Muller, previously the Sales Manager at Biora GmbH, has rejoined Biora and is delighted in his new role to have the opportunity to develop and contribute to the company's success.

"With such a unique product as Emdogain(R) and the enthusiasm that exists in the company, it is certainly stimulating to return," says Wolfgang Muller.

Biora develops manufactures and sells products for the treatment of periodontal disease and for use in oral surgery. Using its proprietary technology and expertise, Biora aims to become a world leader in biology-based products for specialized dental therapy. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.

President and CEO       Investor Relations      U.S Investor Relations
Tomas Hammargren        Mikael Sjoblom          Elisabeth Lavers
+46 40 32 13 36         + 46 40 32 13 65        +1 203 977 7797


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                              BIORA AB


Dated: June 8, 2000           By:  /s/ Anders Agering
                                 ----------------------------------
                                 Anders Agering
                                 Chief Financial Officer